Filed by Gentherm Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule14a-12

under the Securities Exchange Act of 1934

Subject Company: Gentherm Incorporated

Commission File No.:000-21810

The following excerpts are from a transcript of a fireside chat held as part of the 2026 Baird Global Consumer, Technology and Services Conference on June 3, 2026 and attended by William Presley, President and CEO of Gentherm Incorporated (“Gentherm”) and Jonathan Douyard, Executive Vice President of Finance, CFO and Treasurer of Gentherm, which contains information regarding the proposed business combination between Gentherm and Platinum SpinCo Inc. (“SpinCo”), a wholly owned subsidiary of Modine Manufacturing Company (“Modine”).

CORPORATE PARTICIPANTS

William T. Presley

President, Chief Executive Officer & Director, Gentherm, Inc.

Jonathan C. Douyard

Chief Financial Officer, Executive Vice President & Treasurer, Gentherm, Inc.

OTHER PARTICIPANTS

Luke L. Junk

Analyst, Robert W. Baird & Co., Inc.

MANAGEMENT DISCUSSION SECTION

Luke L. Junk

Analyst, Robert W. Baird & Co., Inc.

Okay. Let’s go ahead and kick it off here. Welcome to day two of Baird’s Global Consumer Tech and Services Conference. Thanks for joining us. My name is Luke Junk. I’m the Baird Analyst covering Electronic Solutions and Vehicle Tech, and very happy today to introduce Gentherm, the market leader in both thermal and pneumatic devices for automotive. Well, the company has also entered into an agreement to acquire Modine’s Performance Technologies business, which we’ll get into this morning. Very happy to have Bill Presley, CEO, seated furthest to my left; Jon Douyard, CFO, seated directly to my left for the discussion today.

Before we jump into Q&A, Bill, why don’t you...

William T. Presley

President, Chief Executive Officer & Director, Gentherm, Inc.

Yeah.

Luke L. Junk

Analyst, Robert W. Baird & Co., Inc.

...just introduce and set the table?

William T. Presley

President, Chief Executive Officer & Director, Gentherm, Inc.

Thanks, Luke. Just a little bit about who Gentherm is and where we’re going. So, as Luke said, we’re a $1.5 billion innovator of thermal management and pneumatic comfort technologies. Our core technologies really center around four platforms, which are thermal management, which is managing heat; air moving devices, which are fans; pneumatic solutions and valves systems. Those all work together to combine to make systems that deliver either heating and cooling or pneumatic solutions like lumbar.

Currently, we’re 97% Auto revenue and 3% Medical, but we do have a strategy to shift into a broader market diversification. Like I said, at our core, we’re a flow management company. In Automotive, we supply over 50 different OEMs, many of the products I’m sure you all know or use, heated and cooled seats, heated steering wheels. Those are our products. On the Medical side, we focus on patient thermal management. The Medical business is currently about $50 million. We’re in the process of reinfusing the products in that business, and we expect that product to snowball and double the size of that business here by 2030. We’re bringing our first new product to market this year called ThermAffyx, which is a solution that handles positioning and thermal management for robotic surgery.

We’re very confident in our core business. We expect to grow mid-single digits over market. We’ve put out a number of $1.7 billion next year. And we have visibility to that number driven by strong automotive launch activity, as well as our adjacent market pursuits are really gaining traction four quarters in a row selling our products into the home and office. So, we’re bringing the same type of technology we do on automotive to motion furniture and sofas. And as we said, the new medical products are entering market. Margin expansion will be driven by that. The strong growth in automotive and the adjacent markets is going to allow us to scale our existing assets. We’re going through a footprint transition right now where we’re consolidating footprint in every region that will be completed by the end of 2027. The improved mix with home and office, medical, and the other adjacent markets, and that growth that we’re getting from our core business that we’re in today will allow us to really scale and leverage the assets we have in place. So, we really expect the gross margin to flow through at a meaningful conversion rate.

Now, as I said, we’re very intent on shifting into other markets so we’re not so light-vehicle dependent. We accelerated that strategy and that transition in January by announcing the combination of Gentherm with Modine Performance Technologies. This creates a market leader in thermal and precision flow management technologies.

Modine, I’m very excited about this. Look, this is a well-run business. It’s not a distressed asset. A well-run business, solid management team, and that management team is coming over with the business, and we intend to run them as a division so that we don’t lose the DNA that’s made them successful. The markets that they are in, they’re only 20% light vehicle. The other markets are construction, agriculture, mining, commercial vehicle, and the very rapid growing power generation market. I’m very excited about that.

But I think the thing I’m most excited about is the product integration and development opportunities that we see. At our core, we share the common expertise of thermal and flow management technology and the ability to engineer and manufacture those complex systems. Together, we can integrate Gentherm’s existing valve and fan technology into Modine systems, and we can develop new products for rapidly emerging markets.

Day one, we’ll be a $2.6 billion company, delivering over $320 million in EBITDA, and we see tailwinds already for that to grow to $3.4 billion. Commercial vehicle on the Modine side is coming out of a trough. Power generation will be their fastest-growing product line, really driven by the rapid expansion of data centers and the need for backup power in the data center industry. And we see very solid fundamentals, like we said, in our core Automotive business. So, all that will grow and continue to push us to $3.4 billion with solid EBITDA.

But commercially, we’re stronger together. We have established commercial channels in the markets that we can cross-sell into. I’ve already talked about the product integration opportunities. And Modine opens up new geographies for us. We’ve been trying to push in India. The barrier there has been actual physical footprint. Modine already has physical footprint in India, so that creates a new market.

So, we’re very confident in our opportunity, our ability to harvest those opportunities, and we’re looking at ourselves as a $3.5 billion-plus company generating over $520 million in EBITDA by 2030. So, I feel like we’re well positioned. We’re executing the strategy well, we’re shifting the market, we have a clear path to margin expansion, and I’m very excited, and I think our best days are ahead of us.

QUESTION AND ANSWER SECTION

Luke L. Junk Analyst, Robert W. Baird & Co., Inc.	Q

Okay. Well, thanks for that. I want to start, Bill. So, you and Jon have moved on from, I think you’ve characterized this, understanding the plumbing of the company...

William T. Presley President, Chief Executive Officer & Director, Gentherm, Inc.	A

Yes.

Luke L. Junk Analyst, Robert W. Baird & Co., Inc.	Q

...having come into the organization in 2025, to something that’s more of a full organizational realignment relative to core Gentherm before you walk into the Modine transaction around climate comfort valves and medicals. Why was the right – now the right time to move into this new structure? And more importantly, was it help unlock?

William T. Presley President, Chief Executive Officer & Director, Gentherm, Inc.	A

So, as you said, Luke, we took the first year in the job – Jon and I joined January of last year – to really understand the plumbing, understand the products, understand the markets. And one of the things we saw is, frankly, the organization was very top-heavy. And it was slowing down decisions, it was limiting speed and agility because it was a regional structure. So, we had duplicate structure in every region and general manager in every region. And a lot of the conversations were somewhat non-value-add, intercompany, transfer pricing, all of these types of things. So, we realigned the company around function and then core platform.

So, now, we have climate and comfort led by a single general manager. And under him, globally, there is a single leader for each function. It removed a lot of the cumbersome scale. It removed layers of management. And to be clear, the majority of the reorg was at director and above, right? So, we really consolidated the decision-making and authority to make us more efficient, to make us faster, and make us be able to react to the customer desires quicker. That also positioned us for the Modine transaction because, now, Modine will come in as its own division, similar structure under a single President, Jeremy Patten, who currently runs it today.

Luke L. Junk Analyst, Robert W. Baird & Co., Inc.	Q

So, with that foundation now being put in place, why is now the right time to do this Modine transaction, Jon? Jon or Bill. Yeah.

Jonathan C. Douyard Chief Financial Officer, Executive Vice President & Treasurer, Gentherm, Inc.	A

Yeah. I mean, I think as we’ve looked at the portfolio starting off at the beginning of last year, really, we rebuilt the M&A funnel to focus on the four core technology platforms that Bill talked about. As we work through that process, Modine was a name that continued to come up as a leader in thermal management in very adjacent markets and attractive markets to us. And so, as we went through the analysis throughout really the middle of last year, we were able to make a connection with the Modine team. We approached them and suggested that we wanted to take on their entire Performance Technologies segment. And the more we learned about the business in terms of engineering, design capabilities, those types of things, we got more excited about it.

The transaction is structured as a Reverse Morris Trust. And so, there’s an equity component of it as well as a distribution back to the team. What we like about that structure is that it puts our balance sheet in a great spot post-transaction. We’ll be levered just under a turn or about a turn. And so, it provides us a lot of capacity to continue to execute the strategy and use it as a platform to grow from in a business that’s going to continue to have a really strong balance sheet and cash generation capability. So, a lot of flexibility, whether that’s an M&A path or whether we go down a share repurchase path depending on timing and availability. We’ve got complete flexibility from a capital allocation perspective. And so, we’re really excited about the teams coming together.

The only other thing I would say is the business. We’re at, I’d say, the beginning of the power gen growth story for their platform, and then commercial and off-highway have really been in a trough for a number of years. And so, the timing from that perspective, we view as very favorable as well.

Luke L. Junk Analyst, Robert W. Baird & Co., Inc.	Q

Yeah. In terms of getting ready to execute the transaction, I know you’ve established an integration management office at a kickoff summit a couple of months ago here. What does readiness for day one look like, and where are those workstreams right now sitting mid-2025 – 2026?

Jonathan C. Douyard Chief Financial Officer, Executive Vice President & Treasurer, Gentherm, Inc.	A

Yeah. I mean, we – yeah. So, we were – we had the teams together again last week in Racine, Wisconsin, which is where Modine is based. So, we’ve got engagement on both sides from a workstream perspective. We feel very comfortable with where we are in terms of bringing these two businesses together. It is a – as Bill mentioned, a stand-alone segment coming into Gentherm. And so, there are certainly entanglements from a corporate perspective and things like treasury and IT and tax. But we feel like we’ve isolated them very well, have very good visibility. And the teams are aligned in executing that plan. So, we expect to close the transaction early Q4. And we feel like the plans are in place to be able to do that effectively.

Luke L. Junk Analyst, Robert W. Baird & Co., Inc.	Q

Yeah. And, Bill, I know you’ve been working on the revenue pipeline here as well. Can you just talk about some of the actions you’ve taken in terms of...

William T. Presley President, Chief Executive Officer & Director, Gentherm, Inc.	A

Yeah.

Luke L. Junk Analyst, Robert W. Baird & Co., Inc.	Q

...workshopping this and kind of where you can be from a jumping-off point when you actually close the deal?

William T. Presley President, Chief Executive Officer & Director, Gentherm, Inc.	A

Yeah. So, right now, as you guys know, we can’t represent ourselves as one company. So, the revenue streams synergies are really working around the integration management office. And we’re focused on three things. I would say the low-hanging fruit there is we have catalog parts in valves and air moving devices that Modine uses today. So, we know that there’s an integration opportunity there. We know that just from going through BOMs and looking at their technical schematics and what’s available.

Number two, Modine has technologies that fit perfectly specifically with our valves and air moving devices for emerging industries, things like data centers, power generation. So, the teams have been looking at the gaps that the two companies have together and individually, thinking about what they need to bring that together to offer a more value-added commercial proposition to those markets. So, that’s really on the technical side.

Number three, we’ve evaluated Modine’s India footprint through the integration management office. India represents a big opportunity for Gentherm, both from climate and comfort, because they make millions of two-wheelers a year and there’s a need for climate and comfort solutions over there, as well as our valve business. Our valves, we sell them into power-sports now in the US. But that valve business would translate directly into the India market. The barrier for us there has been you want to do business in India, you need brick-and-mortar in India, you need a presence. We don’t have that. Organically, it’s been very slow. Modine has a management team there, a business development team there, brick-and-mortar manufacturing facility there. So, that opens that up.

And then the third one really is the cross-selling of the commercial channels. We’ve been trying to break into commercial, ag, mining and construction. And we view these as attractive markets because they’re different from light vehicle, they’re near adjacence, we understand how to apply the technology. But organically, trying to develop that channel has been slow. I explained it to somebody the other day like Tupperware. I said, hey, Tupperware is a brand name, high-quality product. Generally, anybody that uses it likes it. But when a stranger shows up at your door with a bag of Tupperware, you’re generally reluctant to open the door. But when a relative walks in the door carrying the product, you listen to the pitch, right? So, Modine brings that credibility. When they walk into John Deere, they talk about farm first, and then they go into the product.

So, Modine team, during the integration meetings, has been very confident. And they said, hey, these are all 100-horsepower-plus platforms that we sell into, their closed cab, they have satellite radios, they have air conditioning, we’re confident we can cross-sell your product. Conversely, they would like a path into some North American OEMs on the light-vehicle side. And we have very strong relationships there and can open the doors. So, feel pretty confident by 2030 that we’ll hit that $100 million revenue synergy.

Luke L. Junk Analyst, Robert W. Baird & Co., Inc.	Q

Yeah. So, obviously, power gen, an interesting angle of this deal as well. You mentioned, I think, it’s 6% of pro forma sales, if I remember right. Can you just talk a little about the positioning there in terms of what Modine actually does in climate solutions, and if you envision bringing valves or some of the Gentherm portfolio into that opportunity?

William T. Presley President, Chief Executive Officer & Director, Gentherm, Inc.	A

Yeah. So, what Modine really does on the power gen side – and power gen is exploding. The power gen provides backup energy for data centers. That’s really the primary market. Modine does the heat exchangers that go on front of the large internal combustion engine generator. So, whether they’re diesel or liquid natural gas, they do the heat exchanger. So, that market’s growing. They’re very confident in it. They’re very well positioned with what we would say are the top three producers or OEMs of those. We absolutely intend to bring Gentherm product into that with Modine. When you look at the technical circuit, every one of those heat exchangers requires a valve for fluid or air management. Every one of those heat exchangers requires an air moving device to pull air through the heat exchanger. That is not anything that Modine has in their catalog today. So, with our technical expertise on those products, that’s one of the opportunities that we can innovate and integrate together.

Luke L. Junk Analyst, Robert W. Baird & Co., Inc.	Q

Is it a direct channel to market in terms of the Cats, the Cummins of the world? Who is the customer ultimately?

William T. Presley President, Chief Executive Officer & Director, Gentherm, Inc.	A

You named them.

Luke L. Junk Analyst, Robert W. Baird & Co., Inc.	Q

Yes.

William T. Presley President, Chief Executive Officer & Director, Gentherm, Inc.	A

Yeah, that’s exactly who they do. Now, I don’t have to say I named them.

Luke L. Junk Analyst, Robert W. Baird & Co., Inc.	Q

And then, I mean, I know Modine obviously is working on this as well, but it seems like this is pretty separate and distinct from their efforts that there wouldn’t be any risk of channel conflict or anything like that.

William T. Presley President, Chief Executive Officer & Director, Gentherm, Inc.	A

None. I mean, where Modine climate solutions, our RemainCo plays is they’re really in the data center with full-blown HVAC centers. They want to be a pure HVAC play. This is outside of the data center. It’s not a channel that they’re currently in.

Luke L. Junk Analyst, Robert W. Baird & Co., Inc.	Q

Yes. Commercial vehicle and heavy-duty are also pretty big chunks of pro forma revenue. I think they build up to about 30% of the company. You’re assuming mid-single-digit growth. Can you just talk about where you see the market growth right now, and then, obviously, if we think through the lens of light vehicles, typically in outgrowth story? So, what should we look at in that front as well?

Jonathan C. Douyard Chief Financial Officer, Executive Vice President & Treasurer, Gentherm, Inc.	A

Yeah. I mean, I think if you look at commercial vehicle in that sector over the last couple of years, it’s been declining to flat. I think, as you look across companies reporting in that space today, there’s talk of early signs of growth potentially as early as the back half of next year or this year into next year. And so, we really feel like that part of the business is at a bottom and it creates an opportunity for us. And then as we look at forward projections, we’re in that mid-single-digit range. And so, I think we feel like we’re – to Bill’s point earlier, we’re buying a solid company where the team has done a tremendous job in positioning it for when growth returns. And we feel like we’re getting it really at the early stages of growth, both from a commercial vehicle perspective and then you’ve got the power gen piece as well. So, I think the – excited about the timing of when the acquisition will close and when we expect to see a market rebound.

Luke L. Junk Analyst, Robert W. Baird & Co., Inc.	Q

Yes. Let’s talk about the light-vehicle portfolio. Climate and comfort grew about 10%. FX, that was more like mid-teens of performance...

William T. Presley President, Chief Executive Officer & Director, Gentherm, Inc.	A

Yeah.

Luke L. Junk Analyst, Robert W. Baird & Co., Inc.	Q

...in the first quarter. Full year guide implies about five points. I think upside maybe, you’ve said, would be high single digits. Can you just walk us through the bridge in terms of what was maybe more episodic in the first quarter and the sort of girding of the full year outgrowth assumptions?

Jonathan C. Douyard Chief Financial Officer, Executive Vice President & Treasurer, Gentherm, Inc.	A

Yeah. I mean, we had a really strong first quarter. I think just to set the stage, we did just about $1.5 billion last year. Our midpoint is about a $1.550 billion, which represents 3% growth. To Luke’s point, we had double-digit or close to 10% growth in the first quarter. We continue to see strength here as we’re in the second quarter. And so, we would expect maybe not as good a performance, but potentially pushing something similar in the second quarter, which, as you look at how the year balances out, it’s probably pushing us closer to the higher end of our revenue guidance range. But overall, we haven’t seen any changes from a production perspective. I think as you look at industry reports, they’ve come down sequentially over the last couple of months. But from an OEM production schedule standpoint, we don’t really see any changes at this point, and are confident where we are for the second quarter, and expect that to be positive. And we’ll see how the second half of the year comes out, but it’s shaping up really well.

Luke L. Junk Analyst, Robert W. Baird & Co., Inc.	Q

Yes. Can we double click on China within that as well?

Jonathan C. Douyard Chief Financial Officer, Executive Vice President & Treasurer, Gentherm, Inc.	A

Sure.

Luke L. Junk Analyst, Robert W. Baird & Co., Inc.	Q

I know that’s been a recent contributor to the outgrowth story as well.

Jonathan C. Douyard Chief Financial Officer, Executive Vice President & Treasurer, Gentherm, Inc.	A

Yeah, I mean, we had a fantastic performance in China, really through – throughout starting and, I’d even say, in the back half of last year. First quarter for us was close to 40% growth in China, significantly outgrowing the market. And there’s really two factors there. We’ve won a number of programs with some of the key Chinese OEMs over the last couple of years. Those are now in production, and we had some big launches at the end of last year. And so, we have the momentum from that coming through the first quarter. The other piece is, as Chinese OEMs have really increased the level of climate and comfort technology in the vehicle, we’re seeing the global OEMs now looking to catch up. And so, we’re seeing increased adoption rates, increased take rates, and that’s really driving the performance in the country. And we don’t see that changing. At some point, we’ll lap some of that from a comp perspective. But we feel like we’re in the market, aligning with the right players from a Chinese OEM perspective, and obviously there to support the global OEMs as well. So, it’s come together nicely.

Luke L. Junk Analyst, Robert W. Baird & Co., Inc.	Q

Yeah. Lumbar and massage, of course, has been the star in your Auto business, grew over 30% in the first quarter, and you’ve said that trend is going to continue directionally in terms of that strength given previously run programs, a good launch pipeline here. How long, Bill, should we think about that growth profile running? You’ve outlined the view through 2028. What about beyond 2028 visibility?

William T. Presley President, Chief Executive Officer & Director, Gentherm, Inc.	A

Yeah. I mean, just as a baseline, and I’ll pivot to lumbar and massage here, if you look at Climate Control Seats, so heated, cooled seats, today, about 50% of the seats in the market have climate-controlled seats. We see that take rate expanding to over 70% by 2030. Lumbar and massage is probably about five years behind that, but on a similar adoption curve, right? So, lumbar and massage right now in vehicles, there’s less than a 30% take rate. But if you shifted back five years, lumbar and massage is on that same trajectory. So, we anticipate lumbar and massage actually in climate and comfort to be our fastest-growing product line. And we expect that product line to continue to grow throughout 2030.

Luke L. Junk Analyst, Robert W. Baird & Co., Inc.	Q

Okay. Can you talk about the awards pipeline in total in light vehicle?

William T. Presley President, Chief Executive Officer & Director, Gentherm, Inc.	A

Yeah, I mean, awards are right where we expected them to be. We expect another robust year. First quarter, we booked about $400 million in new awards. So, last year, we were right about the same number in the first quarter. Looking at the pipeline that we have for the rest of the year, we would expect 2026 to look a lot like 2025 in that neighborhood.

Jonathan C. Douyard Chief Financial Officer, Executive Vice President & Treasurer, Gentherm, Inc.	A

Yeah, I mean, I think the only piece is some of the timing of the large awards is episodic, right? We had some big wins last year. We talked about the Ford F-Series win. Those things are not repeating every year.

Luke L. Junk Analyst, Robert W. Baird & Co., Inc.	Q

Yes.

Jonathan C. Douyard Chief Financial Officer, Executive Vice President & Treasurer, Gentherm, Inc.	A

And so, to Bill’s point, it’ll be a good year for us where we have visibility to the awards we want to win. Whether we get exactly to where we were last year or not, we’ll see, but it’s in line with where we expect it to be.

William T. Presley President, Chief Executive Officer & Director, Gentherm, Inc.	A

Yeah. And I would say the only thing is, because you guys have been vocal with us about the awards don’t correlate to the revenue and we’ve heard a lot about that, so what are you guys doing, that’s why we put that 2027 number out there. We wanted to show you that we had a solid line to growth through 2027 and what the number is so that you can tie that to the awards.

Luke L. Junk Analyst, Robert W. Baird & Co., Inc.	Q

Yes. Speaking of that 2027 number, certainly, the organic adjacencies are part of the story. Can we start with the furniture market? And I think you’re looking at maybe one or two points of growth. But at accretive margins, what’s some of the work that you’re doing on that side of the house right now?

William T. Presley President, Chief Executive Officer & Director, Gentherm, Inc.	A

So, when we broke the technology out into the four core platforms and looked at adjacent markets, home and office was one of the markets that we felt that we could push into. So, last year, middle of last year, we started talking to some of the major furniture manufacturers, showing them the technology, showing what it could do. And there was a strong pull from that market.

So, the first award was with KUKA Home Furnishings. Most people might not know who KUKA is, but I’m sure you sat on their products because they manufacture for a lot of different brands. To put it in perspective, Jon and I sat down with the CEO of KUKA back in March over in China. They make 5 million sofas a year, which is the third the size of the US light-vehicle market, 5 million sofas, just sofas. And what the CEO said to Jon and I, he said, I think you might be underestimating the market and what we can do together. He said, I haven’t talked to you about recliners, I haven’t talked to you about mattresses, we have big opportunity. Since then, we have four quarters in a row of announcing home and office furniture wins with different OEMs. So, that business is growing. There’s a strong pull there. We’ve put a business development team in place to make sure that we harvest the opportunity. We see that business being somewhere around $100 million by 2028. The time to revenue in that market is about six months. The best part of that for us is it fills existing capacity and existing equipment. We’ve made minimal investment, right? In some cases, for us, it’s the same internal part number that we sell to automotive, that we sell to home and office. So, that continues to grow. We continue to work the business development channels, and we’re excited about that one.

Luke L. Junk Analyst, Robert W. Baird & Co., Inc.	Q

Yeah. Let’s talk about the Medical side. So, you mentioned ThermAffyx, which is going to go into production, I think, late this year is what you’ve said. Is that right?

William T. Presley President, Chief Executive Officer & Director, Gentherm, Inc.	A

July.

Luke L. Junk Analyst, Robert W. Baird & Co., Inc.	Q

Yeah, in July. Okay. That’s later this year technically. Can you talk about the go-to-market there in terms of hospital-direct, distributor-led, or both, and just how big that product can be? And should we think there’s a pipeline behind that?

William T. Presley President, Chief Executive Officer & Director, Gentherm, Inc.	A

Yeah. So, that – so, our structure there commercially is, first, you have to get the contracts with the GPOs, right? They consolidate for a lot of the offices. Those are the global purchasing organizations. And then you sell through either select partnerships, distribution or hospitals. ThermAffyx addresses the need in robotic surgery. These are like the Da Vinci tables that tilt the patient that you have to control hypo or neurothermia. So, you have to maintain body temperature, but you have to keep the patient in position. So, we brought to market a product that uses high-density foam for positioning with automotive technology that we use in heated seats. So, what it does, it’s the first of its kind in the market that will define standard of care, that holds the patient in position and provides the proper patient thermal management. Today, they cobble that solution together with a couple of different things, and it’s not efficient. I mean, it’s not providing the best surgical outcomes for the patient.

So, we completed 510(k) submission. We expect to have that approved later this month actually, and that’s going well. The questions we’ve gotten back from the FDA are pretty mundane. The market is pretty big. Right now, the market is probably, in the US, around $500 million. It will depend on how much of that market share we can capture and push the adoption curve. We did a soft launch in April at the Association of Operating Room Nurses (sic) [Association of periOperative Registered Nurses] (00:36:44) in New Orleans. And we had 100 inquiries, 50 signed up for clinical trials, and 66 will be on-site at our Cincinnati facility this month to get trained on the equipment and how to use it. We’re excited about it because there’s a capital piece. But really, the pad is a consumable. So, every time there’s a surgery, it’s a consumable. So, yeah, we think that will be strong. We expect to have revenue from that this year. As I said, with the training and the clinical trials, we’ve already started stuffing the channels. So, that’ll be one of the big contributors to growing the Medical business.

I don’t know, Jon, anything...

Jonathan C. Douyard Chief Financial Officer, Executive Vice President & Treasurer, Gentherm, Inc.	A

I would just – I mean, we’ve said the Medical business should – it’s $50 million today, should be closer to $100 million. The ThermAffyx is a big piece of that. I think, to the second part of your question, there are follow-on products that are currently in development, also leveraging core Gentherm technology from an automotive perspective. And so, you’ll see that probably staged closer to maybe an announcement in 2027, but maybe launched in 2028.

Luke L. Junk Analyst, Robert W. Baird & Co., Inc.	Q

Yes. On the time we got left, I want to touch on a couple CFO topics. So, the first one is on the margin side of the equation. There’s some nuance as we’re going through the year in terms of cost timing, hitting you in terms of some inflation, and then some internal initiatives you’re doing to offset that.

Jonathan C. Douyard Chief Financial Officer, Executive Vice President & Treasurer, Gentherm, Inc.	A

Yeah.

Luke L. Junk Analyst, Robert W. Baird & Co., Inc.	Q

Can you just give us a feel for the margin flowing through 2Q...

Jonathan C. Douyard Chief Financial Officer, Executive Vice President & Treasurer, Gentherm, Inc.	A

Yeah.

Luke L. Junk Analyst, Robert W. Baird & Co., Inc.	Q

...through 4Q?

Jonathan C. Douyard Chief Financial Officer, Executive Vice President & Treasurer, Gentherm, Inc.	A

Yeah. So, we talked in our Q1 earnings call about a $20 million cost headwind related to really what’s going on in the Middle East in terms of fuel prices, the impact on raw materials, impact on processing costs, and fuel surcharges, and the like. Our teams have been in with our customers working already to recover pieces of that. But we do expect the timing lag between when we’re incurring those costs and when we expect to recover them. So, there’ll be a little bit of pressure from that perspective in the second and third quarter. We’re also in the middle of a footprint transition globally where we’re consolidating capacity in each region. We’ve built up inventory over the last year that’ll flush through the system here, through the middle of 2026, which will also put a little bit of pressure on margins. And so, as we look at ending the year closer to an exit rate, that shows pretty strong improvement as we get into 2027.

Luke L. Junk Analyst, Robert W. Baird & Co., Inc.	Q

Yes. And then on cap allocation, you’ve described M&A through kind of three different lenses: resilient company, market access, product breadth. Does Modine effectively consume your M&A appetite in the near term, or can we see another deal sooner than the next couple of years [indiscernible] (00:39:23)?

Jonathan C. Douyard Chief Financial Officer, Executive Vice President & Treasurer, Gentherm, Inc.	A

No. I mean, we look to be active from an M&A front. If we don’t do a deal for the – in the next two years, I think we would view that as a negative. We feel like we’ve got a broader platform to do M&A. So, we’ll be certainly – we’ll certainly look at building a funnel and cultivating the relationships required to be able to get that done. Whether they’re the same scale as Modine, it’s a pretty sizable transaction for us, they’re probably in a smaller, more in the tuck-in type space. But we’ll have, as I mentioned earlier, plenty of balance sheet capacity. We feel like we’ve got the right structure in place organizationally to continue to execute in that areas. And we feel like it’s pretty well defined from that perspective.

Luke L. Junk Analyst, Robert W. Baird & Co., Inc.	Q

Yes. Bill, in the time we got left, maybe just – is there any change in where you’d focus the funnel relative to what we saw you do with Modine?

William T. Presley President, Chief Executive Officer & Director, Gentherm, Inc.	A

No. I mean, look, we’re focused on broad catalog parts. We’re thinking about it less in terms of market and more in terms of product that can reach across markets broadly. So, we’re really focused on the precision flow and the thermal management, and we’ll stay focused on those catalog parts that give us broad industry access.

Luke L. Junk

Analyst, Robert W. Baird & Co., Inc.

Sounds good. Well, we’ll leave it there. Bill, Jon, thanks for the presentation today.

Jonathan C. Douyard

Chief Financial Officer, Executive Vice President & Treasurer, Gentherm, Inc.

Thank you.

William T. Presley

President, Chief Executive Officer & Director, Gentherm, Inc.

Thank you.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between Modine, SpinCo and Gentherm (the “Proposed Transaction”), the parties intend to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including, among other filings, a registration statement on Form S-4 to be filed by Gentherm (the “Form S-4”) that will include a preliminary proxy statement/prospectus of Gentherm and a definitive proxy statement/prospectus of Gentherm, the latter of which will be mailed to shareholders of Gentherm, and a registration statement on Form 10 to be filed by SpinCo that will incorporate by reference certain portions of the Form S-4 and will serve as an information statement/prospectus in connection with the spin-off of SpinCo from Modine. INVESTORS AND SECURITY HOLDERS OF GENTHERM AND MODINE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GENTHERM, MODINE, SPINCO, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Form S-4 and the proxy statement/prospectus (when available) and other documents filed with the SEC by Gentherm, SpinCo or Modine through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Gentherm will be available free of charge on Gentherm’s website at ir.Gentherm.com under the tab “Financial Info” and under the heading “SEC Filings.” Copies of the documents filed with the SEC by Modine and SpinCo will be available free of charge on Modine’s website at investors.Modine.com under the tab “Financials” and under the heading “SEC Filings.”

Participants in the Solicitation

Gentherm, Modine and their respective directors and executive officers and other members of management and employees may be considered participants in the solicitation of proxies from Gentherm stockholders in connection with the Proposed Transaction. Information about the directors and executive officers of Gentherm is set forth in its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 19, 2026 and its proxy statement for its 2026 annual meeting of shareholders, which was filed with the SEC on April 1, 2026 and supplemented on April 10, 2026. To the extent holdings of Gentherm’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Gentherm and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction. Information about the directors and executive officers of Modine is set forth in its proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on July 9, 2025. To the extent holdings of Modine’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at www.sec.gov and from Gentherm’s website and Modine’s website as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the Proposed Transaction among Gentherm, Modine and SpinCo. These forward-looking statements may be identified by the words “believe,” “feel,” “project,” “expect,” “anticipate,” “appear,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “suggest,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the Proposed Transaction, the ability of the parties to complete the Proposed Transaction, the expected benefits of the Proposed Transaction, including future financial and operating results, anticipated strategic benefits of the Proposed Transaction, the amount and timing of synergies from the Proposed Transaction, the tax consequences of the Proposed Transaction, the terms and scope of the expected financing in connection with the Proposed Transaction, the aggregate amount of indebtedness of the combined company following the closing of the Proposed Transaction, the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward-looking statements.

These forward-looking statements are based on Gentherm’s and Modine’s current expectations and are subject to risks and uncertainties surrounding future expectations generally. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond Gentherm’s and Modine’s control. None of Gentherm, Modine, SpinCo or any of their respective directors, executive officers, advisors or representatives make any representation or provide any assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Gentherm, Modine or the combined business. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements, including developments that could have a material adverse effect on Gentherm’s and Modine’s businesses and the ability to successfully complete the Proposed Transaction and realize its benefits. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the Proposed Transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Proposed Transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the shareholders of Gentherm may not be obtained; (2) the risk that the Proposed Transaction may not be completed on the terms or in the time frame expected by Gentherm, Modine and SpinCo, or at all; (3) unexpected costs, charges or expenses resulting from the Proposed Transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the Proposed Transaction; (5) failure to realize the anticipated benefits of the Proposed Transaction, including as a result of delay in completing the Proposed Transaction or integrating the businesses of Gentherm and SpinCo, on the expected timeframe or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the Proposed Transaction; (10) the risk that shareholder litigation in connection with the Proposed Transaction or other litigation, settlements or investigations may affect the timing or occurrence of the Proposed Transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions or any volatility resulting from the imposition of and changing policies, including those policies with respect to tariffs; (13) actions by third parties, including government agencies; (14) the risk that the anticipated tax treatment of the Proposed Transaction is not obtained; (15) the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of Modine; (16) risks related to the disruption of management time from ongoing business operations due to the pendency of the Proposed Transaction, or other effects of the pendency of the Proposed Transaction on the relationship of any of the parties to the Proposed Transaction with their employees, customers, suppliers, or other counterparties; and (17) other risk factors detailed from time to time in Gentherm’s and Modine’s reports filed with the SEC, including Gentherm’s and Modine’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the Proposed Transaction. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. None of Gentherm, Modine or SpinCo undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Use of Non-GAAP Financial Measures

In addition to the financial measures presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), this communication includes certain non-GAAP financial measures (collectively, the “Non-GAAP Measures”), such as adjusted EBITDA and adjusted EBITDA margin. These Non-GAAP Measures should not be used in isolation or as a substitute or alternative to results determined in accordance with U.S. GAAP. In addition, Gentherm’s and Modine’s definitions of these Non-GAAP Measures may not be comparable to similarly titled non-GAAP financial measures reported by other companies. Gentherm has presented its expectations regarding Adjusted EBITDA without the corresponding GAAP metric or a reconciliation to a corresponding GAAP metric as such information is not available without unreasonable effort at the time of the release of this preliminary financial information.